UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: August 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Bright Scholar Education Holdings Limited

Full name of registrant:

Former name if applicable:

No.1, Country Garden Road, Beijiao Town, Shunde District,

Address of principal executive office (Street and number):

Foshan, Guangdong, People’s Republic of China, 528300

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bright Scholar Education Holdings Limited (the “Company”) has experienced a delay in compiling all the information necessary to complete its annual financial statements in connection with the filing of the Form 20-F for the fiscal year ended August 31, 2021 (the “Form 20-F”) and therefore, the Company needs additional time to complete the Form 20-F. The Company currently expects to file the Form 20-F within the 15-day extension period prescribed by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dongmei Li	(+86)	757-6683-2007
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 7, 2021, the State Council of the People’s Republic of China promulgated the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education and not-for-profit kindergartens through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit private schools providing compulsory education from conducting transactions with the related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education and not-for-profit kindergartens as well as the sponsor entities (collectively referred to as the “Affected Entities”). In compliance with the Implementation Rules and other applicable PRC regulations, the Company has determined to cease the contractual arrangements with schools providing compulsory education, not-for-profit kindergartens and the sponsor entities, and to classify them as discontinued operations.

Against this backdrop, based on the relevant accounting standard in accordance with U.S. GAAP, the Company was deemed to have lost control over the Affected Entities on August 31, 2021. The discontinued operations of the Affected Entities had a substantial adverse impact on the Company’s revenue for the fiscal year ended August 31, 2021 (the “fiscal 2021”). The Company has disclosed the unaudited results of operations prepared internally by the management for the fiscal 2021 in a press release dated December 21, 2021 (the “2021 Earnings Release”), which was furnished with the Securities and Exchange Commission on Form 6-K on December 22, 2021. According to the 2021 Earnings Release, revenue for the discontinued operations was RMB2,303.3 million for the fiscal 2021. Net profit for the discontinued operations was RMB369.3 million for the fiscal 2021. The discontinued operations generated RMB261.3 million one-off losses upon deconsolidation of the Affected Entities and RMB630.6 million profit for the fiscal 2021. The Company believes that the expected loss will not impact on its ability to continue as a going concern.

According to the 2021 Earnings Release, revenue from continuing operations decreased by 5.0% to RMB1,401.8 million (US$217.0 million) for the fiscal 2021 from RMB1,476.3 million for the previous fiscal year. Gross profit decreased by 46.9% to RMB221.5 million (US$34.3 million) for the fiscal 2021 from RMB416.8 million for the previous fiscal year. Net loss from continuing operations for the fiscal 2021 was RMB535.1 million. Basic and diluted loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders from continuing operations for the fiscal 2021 were RMB4.54 (US$0.7) and RMB4.54 (US$0.7), respectively, as compared to loss of RMB2.64 and RMB2.64, respectively, for the previous fiscal year.

As of August 31, 2021, the Company’s cash and cash equivalents and restricted cash were RMB1,515.2 million (US$234.5 million), as compared to RMB2,011.9 million as of August 31, 2020. The Company also had amount due from the Affected Entities of RMB2,028.9 million as of August 31, 2021, most of which had been settled as of December 22, 2021. Net cash generated from operating activities for the fiscal 2021 was RMB698.8 million (US$108.2 million) compared with net cash generated from operating activities of RMB491.2 million for the previous fiscal year.

The unaudited financial information set out above is preliminary and subject to potential adjustments, which could result in significant differences from this preliminary unaudited financial information.

Historically, the Company has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Company believes the cash and cash equivalents currently on hand are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements.

Forward-looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

(Name of Registrant as Specified in Charter)

Date: December 30, 2021	By	/s/ Dongmei Li
		Name:	Dongmei Li
		Title:	Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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